SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001-04

Companies Registry (NIRE) 33.3.001.159 5

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

The Board of Directors of Companhia Siderúrgica Nacional, as a complement to its resolution taken on December 17, 2009, which approved the payment of R$320,000,000.00 as Interest on Equity, in two installments, the first of which in the amount of R$ 250,000,000.00 paid on December 29, 2009, approved, in a meeting held on the present date, the payment of the second installment, in the amount of R$ 70,000,000.00 as of April 30, 2010.

The gross amount is equivalent to R$ 0.096024 per share. Except for those shareholders proven to be immune or exempt, this amount is subject to withholding income tax at the rate of 15%. Shareholders domiciled in a country which does not have income tax or in which the maximum rate is below 20% will be subject to withholding income tax at the rate of 25%, pursuant to the provisions in article 8 of Law 9,779/99. Taking into consideration the withholding tax rate of 15%, net amount to be paid will be R$ 0.081620 per share.

Shareholders registered in the records of the depositary institution, Itaú Corretora de Valores S.A. on December 17, 2009 will be entitled to receive said Interest on Own Equity.

Interest on Equity Payment Instructions: Shareholders domiciled in Brazil will have the amount referring to the payment of the second installment of interest on equity available as of April 30, 2010, with no monetary reinstatement, at their banking domiciles as informed to the depositary institution, Itaú Corretora de Valores S.A. Shareholders users of fiduciary custody will have interest credited in accordance with the procedures adopted by the Stock Exchanges.

Shareholders whose register does not include their Individual Taxpayer’s ID (CPF) / Corporate Taxpayers’ ID (CNPJ) or “Bank/Branch/Account” information will have interests available within three (3) business days as of the due regularization of respective registers at branches of Banco Itaú S.A.

Service locations: At the branches of Banco Itaú S.A., Shareholders Service Department, during banking hours.

Rio de Janeiro, April 28, 2010.

Companhia Siderúrgica Nacional

Paulo Penido Pinto Marques

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.